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| SEC FILE NUMBER |
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02018536

SECURITIES ... ION
W...

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JAN/01/2001 (MM/DD/YY) AND ENDING DEC/31/2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BANK FUND EQUITIES INC.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 HWY 169 SOUTH STE 1800
(No. and Street)

ST LOUIS PARK (City) MN (State) 55426 (Zip Code)

RECEIVED
MAR 05 2002
143

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY W HECK (952) 544-4260
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT FRANCIS SAUSEN
(Name — *if individual, state last, first, middle name*)

1846 BEECHWOOD AVE (Address) ST PAUL (City) MN (State) 55116 (Zip Code)

**CHECK ONE:**
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2002
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Gregory W Heck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bank Fund Equities Inc, as of 12/31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

CARLA A. SUCHY
NOTARY PUBLIC-MINNESOTA
MY COMMISSION EXPIRES 1-31-2005

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BANK FUND EQUITIES, INC.
AUDITED FINANCIAL STATEMENTS
December 31, 2001 and 2000

*Robert F. Sausen*
CERTIFIED PUBLIC ACCOUNTANT
1846 BEECHWOOD AVE.
ST. PAUL, MINNESOTA 55116
(651) 699-4707

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Bank Fund Equities, Inc.
Minneapolis, Minnesota

I have audited the accompanying balance sheets of Bank Fund Equities, Inc. (an S corporation) as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bank Fund Equities, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Robert F Sausen CPA

February 12, 2002

**BANK FUND EQUITIES, INC.**
BALANCE SHEETS
December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash | $ 60,074 | $ 74,226 |
| TOTAL CURRENT ASSETS | 60,074 | 74,226 |
| OTHER ASSETS | | |
| Investments | 12,400 | 12,400 |
| TOTAL OTHER ASSETS | 12,400 | 12,400 |
| TOTAL ASSETS | 72,474.00 | 86,626.00 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| CURRENT LIABILITIES | | |
| | - | - |
| STOCKHOLDERS' EQUITY | | |
| Common stock, $0.01 par value, 25,000 shares authorized, 500 shares issued and outstanding | 5 | 5 |
| Additional paid-in capital | 48,495 | 48,495 |
| Retained earnings | 23,974 | 38,126 |
| TOTAL STOCKHOLDERS' EQUITY | 72,474 | 86,626 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 72,474 | $ 86,626 |

See Notes to Financial Statements.

**BANK FUND EQUITIES, INC.**
STATEMENTS OF INCOME
For the Years Ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| REVENUES | | |
| Commissions | $ 33,699 | $ 62,500 |
| Interest | 2,889 | 3,902 |
| TOTAL REVENUES | 36,588 | 66,402 |
| GENERAL AND ADMINISTRATIVE EXPENSES | | |
| Professional fees | 4,740 | 3,630 |
| Miscellaneous | - | 150 |
| TOTAL GENERAL AND ADMINISTRATIVE EXPENSES | 4,740 | 3,780 |
| NET INCOME | $ 31,848 | $ 62,622 |

See Notes to Financial Statements.

**BANK FUND EQUITIES, INC.**
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2001 and 2000

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|
| Balance, January 1,2000 | $ 5 | $ 48,495 | $ 45,503 | $ 94,003 |
| Distributions paid to shareholders | - | - | (70,000) | (70,000) |
| Net income | - | - | 62,622 | 62,622 |
| Balance, December 31, 2000 | 5 | 48,495 | 38,125 | 86,625 |
| Distributions paid to shareholders | - | - | (46,000) | (46,000) |
| Net income | - | - | 31,848 | 31,848 |
| Balance, December 31, 2001 | $ 5 | $ 48,495 | $ 23,973 | $ 72,473 |

See Notes to Financial Statements.

**BANK FUND EQUITIES, INC.**
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

| | | 2001 | | 2000 |
|---|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | | |
| Net income | $ | 31,848 | $ | 62,622 |
| Adjustments to reconcile net income to net cash provided by operations: | | | | |
| Change in: | | | | |
| Accounts receivable | | | | (125) |
| Accounts payable | | - | | - |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | | 31,848 | | 62,497 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | | |
| Purchase of stock | | | | (12,400) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | | |
| Distributions paid to shareholders | | (46,000) | | (70,000) |
| **NET INCREASE (DECREASE) IN CASH** | | (14,152) | | (19,903) |
| CASH, BEGINNING OF YEAR | | 74,225 | | 94,128 |
| **CASH, END OF YEAR** | $ | 60,073 | $ | 74,225 |
| SUPPLEMENTAL CASH FLOWS DISCLOSURES | | | | |
| Income taxes paid | $ | - | $ | - |
| Interest paid | $ | - | $ | - |

See Notes to Financial Statements.

## NOTE I. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Nature of Business**: Bank Fund Equities, Inc. (the Company) is a Minneapolis broker dealer marketing and selling variable annuities to financial institutions throughout the Minnesota via independent brokers.

**Commission recognition:** The Company recognizes commission income on transactions generated by their independent brokers as of the trade date. Commissions earned and not yet collected are recorded on an accrual basis. The independent brokers' share of commissions is paid directly by the Company's contracted clearinghouse. Accordingly, no commission expense is reflected in the accompanying financial statements.

**Income taxes:** The Company has elected, under Section 1372 of the Internal Revenue Code and similar provisions of the State of Minnesota tax laws, to be taxed as a small business corporation (i.e., an "S-corp"). Income and losses of the Company are passed directly to the shareholders. Therefore, no provision for income taxes has been reflected in the accompanying financial statements.

**Estimates:** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in these financial statements. Actual results could differ from those estimates.

## NOTE 2. RELATED PARTY TRANSACTIONS

The Company conducts its operations through office facilities provided by a related party. This affiliate provides financial accounting and occupancy to Bank Fund Equities, Inc. at no charge.

*Robert F. Sausen*
CERTIFIED PUBLIC ACCOUNTANT
1846 BEECHWOOD AVE.
ST. PAUL, MINNESOTA 55116
(651) 699-4707

# INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

To the Board of Directors
Bank Fund Equities, Inc.
Minneapolis, Minnesota

My report on my audit of the basic financial statements of Bank Fund Equities, Inc. for December 31, 2001 and 2000, appears on page 1. Those audits were made for the purpose of forming an opinion of the basic financial statements taken as a whole. The following statements of financial condition is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applies in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert F. Sausen CPA

February 12, 2002

**BANK FUND EQUITIES, INC.**
STATEMETS OF FINANCIAL CONDITION PURSUANT TO PARAGRAPH (a) OF RULE 15b1-2
December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| Total assets | $ 74,474 | $ 86,626 |
| Total Liabilities | - | - |
| Net worth | 74,474 | 86,626 |
| Subordinated indebtness | - | - |
| Adjusted net worth | 74,474 | 86,626 |
| Less non-liquid assets | 12,400 | 12,400 |
| Less reserves in inventory | - | - |
| Net capital | 62,074 | 74,226 |
| Required capital | 5,000 | 5,000 |
| Excess capital | $ 57,074 | $ 69,226 |

No material differences existed between audited computation of net capital and the broker-dealers corresponding unaudited Part IIA of the focus report

Bank Fund Equities, Inc. is operating pusuant to exemptive provisions as contained in subparagraph (k) of SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

*Robert F. Sausen*
CERTIFIED PUBLIC ACCOUNTANT
1846 BEECHWOOD AVE.
ST. PAUL, MINNESOTA 55116
(651) 699-4707

# INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

To the Board of Directors
Bank Fund Equities, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Bank Fund Equities, Inc. (the Company) for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as require by the rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), I have made a study of the practices and procedures (including tests of compliance with such practices during the period January 1, 2001 to December 31, 2001) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (of aggregate debts) and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 87 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3; because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute,

assurance that assets for which the Company has responsibility are safeguarded against loss form unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control structure, including procedures for safeguarding securities, which I considered to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such proposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report in intended solely for the use of management, the SEC, the National Association of Security Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Robert F Sam CPA

February 12, 2002